AM
3-18-2002

02019436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 2002 365 — PROCESSING SECTION — WASH. D.C.

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SEC FILE NUMBER
8- 42085

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST NATIONAL INVESTMENTS Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 W. SYCAMORE ST,
(No. and Street)

KOKOMO (City) INDIANA (State) 46901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY KARNS 765-459-3911 X 108
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLP
(Name — *if individual, state last, first, middle name*)

3815 RIVER CROSIING PKWY,. STE. 300 INDIANAPOLIS INDIANA 46250
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/18

OATH OR AFFIRMATION

I, AMY KARNS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST NATIONAL INVESTMENTS, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRINCIPAL ACCOUNTING OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST NATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
December 31, 2001 and 2000

FIRST NATIONAL INVESTMENTS, INC.
Kokomo, Indiana

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

We have audited the accompanying statements of financial condition of First National Investments, Inc. as of December 31, 2001 and 2000 and the related statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First National Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 11, 2002

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Due from banks	$ 120,574	$ 74,768
Money market deposits with clearing broker	214,419	-
Total cash and cash equivalents	334,993	74,768
Office furniture and fixtures, at cost, less accumulated depreciation of $66,595 in 2001	6,533	-
Other assets	2,332	22,311
	$ 343,858	$ 97,079
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 55,977	$ 15,787
Shareholder's equity		
Common stock, $1 par value; 1,000 shares authorized and outstanding	1,000	1,000
Additional paid-in capital	302,977	251,000
Accumulated deficit	(16,096)	(170,708)
	287,881	81,292
	$ 343,858	$ 97,079

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF INCOME
Years ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 608,613	$ 16,312
Interest	2,111	-
	610,724	16,312
Expenses		
Compensation and related expenses	305,984	8,393
Clearing fees and exchange charges	108,668	5,977
Equipment	8,460	-
Professional fees and licenses	8,290	-
Telephone	4,746	75
Other operating expenses	19,964	575
	456,112	15,020
Net income	$ 154,612	$ 1,292

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2001 and 2000

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2000	$ 1,000	$ 221,000	$ (67,075)	$ 154,925
Distribution (Note 1)	-	-	(104,925)	(104,925)
2000 net income	-	-	1,292	1,292
Capital contribution	-	30,000	-	30,000
Balance, December 31, 2000	1,000	251,000	(170,708)	81,292
2001 net income	-	-	154,612	154,612
Capital contribution (Note 1)	-	51,977	-	51,977
Balance, December 31, 2001	$ 1,000	$ 302,977	$ (16,096)	$ 287,881

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 154,612	$ 1,292
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	8,000	-
Change in other assets	19,979	(22,311)
Change in accounts payable and accrued expenses	40,190	15,787
Net cash from operating activities	222,781	(5,232)
Cash flows from financing activities		
Capital contributions, net (Note 1)	37,444	30,000
Distributions, net (Note 1)	-	(117,097)
Net cash from financing activities	37,444	(87,097)
Net change in cash and cash equivalents	260,225	(92,329)
Cash and cash equivalents at beginning of period	74,768	167,097
Cash and cash equivalents at end of period	$ 334,993	$ 74,768

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: First National Investments, Inc. (formerly Hasten Financial Services, Inc.) (Company) is a wholly-owned subsidiary of First National Bank & Trust Company (FNBT), a wholly owned subsidiary of Hasten Bancshares, an Indiana bank holding company. The Company is a registered securities broker/dealer. The Company has one primary location in Kokomo, Indiana, but serves customers throughout central Indiana by virtue of its association with FNBT. It operates as an introducing broker using the services of another broker, Raymond James and Associates, Inc., for clearing investment transactions. The primary source of revenue is commission income received from securities transactions. The Company offers stocks, bonds, mutual funds, annuities and other investment products.

Effective January 1, 2000, the Company became dormant and all of its assets and liabilities were sold to First National Select Investments, Inc. (FNSI), another registered securities broker/dealer wholly owned by FNBT. The sales price for the Company's net assets, which had a fair value at December 31, 2000 of $154,925, was $50,000. As the three parties are all related by common ownership, this sale is reflected as capital distribution in these financial statements.

During 2000, FNSI's Board of Directors concluded the business should not be continued. Effective December 1, 2000, responsibility for the Kokomo office location and the employees working from that location was transferred to the Company and it began to operate again under the name of First National Investments, Inc. During 2001, certain assets of FNSI were transferred to FNBT and subsequently to the Company. This transaction is reflected as a capital contribution during 2001.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on settlement date.

Income Taxes: Hasten Bancshares, the owner of First National Investments, Inc. files using S Corporation status under the Internal Revenue code and similar state income tax regulations. Under these statutes, shareholders reflect the Company's taxable income or loss on their tax returns and no tax benefit or expense is recorded by the Company.

Statement of Cash Flows: Due from bank accounts and the Company's money market investment accounts are considered to be cash equivalents.

(Continued)

NOTE 2 - RELATED PARTY TRANSACTIONS

FNBT provides various managerial and accounting services to the Company without charge and the Company is not charged rent for its primary office location in a building owned by FNBT.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2001 and 2000, the net capital required was $50,000.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2001, the Company had excess net capital and a net capital requirement of $225,228 and $50,000, respectively. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

SUPPLEMENTARY INFORMATION

FIRST NATIONAL INVESTMENTS, INC.
SCHEDULES OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2001 and 2000

	2001	2000
Total shareholder's equity	$ 287,881	$ 81,292
Deductions and/or charges		
Net office furniture and fixtures	6,533	-
Other nonallowable assets	2,332	11,976
Net capital before haircuts on securities	279,016	69,316
Haircuts on securities		
Mutual fund investment	3,788	-
Net capital	$ 275,228	$ 69,316
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 55,977	$ 15,787
Total aggregate indebtedness	$ 55,977	$ 15,787
Percentage of net capital to aggregate indebtedness	491.7%	439.1%
Computation of basic net capital requirement		
Minimum net capital required	$ 50,000	$ 50,000
Net capital	275,228	69,316
Excess net capital	$ 225,228	$ 19,316

FIRST NATIONAL INVESTMENTS, INC.
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
December 31, 2001 and 2000

	2001	2000
Net capital, as reported in Part II of the Company's (Unaudited) FOCUS report	$ 275,228	$ 69,316
Net capital per audit	$ 275,228	$ 69,316

FIRST NATIONAL INVESTMENTS, INC.
SCHEDULES OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2001 and 2000

	2001	2000
Credit balances		
Customer securities failed to receive	None	None
Debit balances		
Debit balances in customers' cash margin accounts	None	None
Reserve computation		
Excess of total debits over total credits	None	None
Required deposit	None	None
Amount held on deposit in "Reserve Bank Account"	$ 0	$ 0

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of First National Investments, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First National Investments, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 11, 2002